TIAN RUIXIANG Holdings Ltd

May 27, 2021

VIA EDGAR

Mr. John Stickel

U.S. Securities and Exchange Commission

Division of Corporation

Office of Consumer Products

100 F. Street, N.E.

Washington, D.C. 20549

Re:  TIAN RUIXIANG Holdings Ltd

Registration Statement on Form F-1

File No. 333-256574

Dear Mr. Stickel:

In accordance with Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, TIAN RUIXIANG Holdings Ltd hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, be accelerated to and that the Registration Statement become effective at 5:15 pm, Eastern Time, on June 1, 2021, or as soon thereafter as practicable.

Very truly yours,

TIAN RUIXIANG Holdings Ltd

By:	/s/ Zhe Wang
	Name:	Zhe Wang
	Title:	Chief Executive Officer and Chairman of the Board of Directors